UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 20)*

CompX International Inc.
(Name of Issuer)

Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)

20563P 10 1
(CUSIP Number)

Steven L. Watson
Three Lincoln Centre
Suite 1700
5430 LBJ Freeway
Dallas, Texas   75240-2694
(972) 233-1700
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 11, 2008
(Date of Event which requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 20563P 10 1

1	NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY) NL Industries, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 755,004
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 755,004
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 755,004
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 20563P 10 1

1	NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY) TIMET Finance Management Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 755,004
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 755,004
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 755,004
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 20563P 10 1

1	NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY) Titanium Metals Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 755,004
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 755,004
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 755,004
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 20563P 10 1

1	NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY) Valhi, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 755,004
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 755,004
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 755,004
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 20563P 10 1

1	NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY) Valhi Holding Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 755,004
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 755,004
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 755,004
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No.  20563P 10 1

1	NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY) Dixie Rice Agricultural Corporation, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Louisiana
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 755,004
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 755,004
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 755,004
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No.  20563P 10 1

1	NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY) Contran Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 755,004
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 755,004
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 755,004
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No.  20563P 10 1

1	NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY) The Combined Master Retirement Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 755,004
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 755,004
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 755,004
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) EP

CUSIP No.  20563P 10 1

1	NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY) Harold Simmons Foundation, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 755,004
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 755,004
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 755,004
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No.  20563P 10 1

1	NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY) Harold C. Simmons
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF and OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 252,550
	8	SHARED VOTING POWER 775,004
	9	SOLE DISPOSITIVE POWER 252,550
	10	SHARED DISPOSITIVE POWER 775,004
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 252,550
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

AMENDMENT NO. 20
TO SCHEDULE 13D

This amended statement on Schedule 13D (this “Statement”) relates to the class A common stock, par value $0.01 per share (the “Class A Shares”), of CompX International Inc., a Delaware corporation (the “Company”).  Items 2, 3, 4, 5 and 6 of this Statement are hereby amended as set forth below.

Item 2.	Identity and Background.

Item 2 is amended as follows.

(a)           The following entities or person are filing this Statement (collectively, the “Reporting Persons”):

•	NL Industries, Inc. (“NL”) as a direct holder of Class A Shares;

•
TIMET Finance Management Company (“TFMC”), Titanium Metals Corporation (“TIMET”), Valhi, Inc. (“Valhi”), Valhi Holding Company (“VHC”), Dixie Rice Agricultural Corporation, Inc. (“Dixie Rice”), Contran Corporation (“Contran”), The Combined Master Retirement Trust (the “CMRT”) and the Harold Simmons Foundation, Inc. (the “Foundation”) by virtue of their direct or indirect ownership of NL; and

•	Harold C. Simmons by virtue of his direct and indirect ownership of Class A Shares and his positions with Contran and certain of the other entities (as described in this Statement).

By signing this Statement, each Reporting Person agrees that this Statement is filed on its or his behalf.

NL, Harold C. Simmons and his spouse, Annette C. Simmons, are direct holders of 32.0%, 10.7% and 0.8%, respectively, of the 2,361,307 Class A Shares outstanding as of July 22, 2008 according to information the Company provided (the “Outstanding Class A Shares”).

NL also directly holds 100%, or 10,000,000 shares, of the Company’s class B common stock, par value $0.01 per share (the “Class B Shares” and collectively with the Class A Shares shall be referred to as the “Shares”).  The description of the relative rights of the Shares as described in this Statement is qualified in its entirety by the terms of the Company’s restated certificate of incorporation that is filed as Exhibit 3.1 to Amendment No. 1 to the Company’s Registration Statement on Form S-1 filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 4, 1998 (Reg. No. 333-42643), which is incorporated herein by reference.  As a result of its ownership of 32.0% of the Class A Shares and 100% of the Class B Shares, NL directly holds approximately 87.0% of the combined voting power (98.4% of the voting power for the election of directors) of all classes of voting stock of the Company.  NL may be deemed to control the Company.

Valhi and TFMC are the direct holders of approximately 83.1% and 0.5%, respectively, of the outstanding shares of NL common stock and together may be deemed to control NL.  TIMET is the direct holder of 100% of the outstanding shares of common stock of TFMC and may be deemed to control TFMC.

VHC, Annette C. Simmons, the CMRT, Harold C. Simmons, NL, Valhi, the Foundation, and The Annette Simmons Grandchildren’s Trust (the “Grandchildren’s Trust”) are the holders of approximately 26.9%, 11.8%, 8.5%, 4.0%, 0.8%, 0.5%, 0.2% and less than 0.1%, respectively, of the outstanding shares of TIMET common stock, and may be deemed to control TIMET.  The percentage ownership of TIMET common stock owned by NL includes 0.3% of the outstanding shares of TIMET common stock that a wholly owned subsidiary of NL directly holds.

VHC, TFMC, the Foundation and the CMRT are the direct holders of 92.5%, 1.0%, 0.9% and 0.1%, respectively, of the outstanding shares of common stock of Valhi.  VHC may be deemed to control Valhi.  Dixie Rice is the direct holder of 100% of the outstanding shares of common stock of VHC and may be deemed to control VHC.  Contran is the holder of 100% of the outstanding shares of common stock of Dixie Rice and may be deemed to control Dixie Rice.

Substantially all of Contran’s outstanding voting stock is held by trusts established for the benefit of certain children and grandchildren of Harold C. Simmons (the “Trusts”), of which Mr. Simmons is the sole trustee, or held by Mr. Simmons or persons or other entities related to Mr. Simmons.  As sole trustee of the Trusts, Mr. Simmons has the power to vote and direct the disposition of the shares of Contran stock held by the Trusts.  Mr. Simmons, however, disclaims beneficial ownership of any shares of Contran stock that the Trusts hold.

The Foundation directly holds approximately 0.2% of the outstanding shares of TIMET common stock and 0.9% of the outstanding shares of Valhi common stock.  The Foundation is a tax-exempt foundation organized for charitable purposes.  Harold C. Simmons is the chairman of the board of the Foundation and may be deemed to control the Foundation.

The CMRT directly holds approximately 8.5% of the outstanding shares of TIMET common stock and 0.1% of the outstanding shares of Valhi common stock.  Contran sponsors the CMRT, which permits the collective investment by master trusts that maintain the assets of certain employee benefit plans Contran and related companies adopt.  Harold C. Simmons is the sole trustee of the CMRT and a member of the investment committee for the CMRT.  Mr. Simmons is also a participant in one or more of the employee benefit plans that invest through the CMRT.

NL and one of its wholly owned subsidiaries directly own 3,522,967 shares and 1,186,200 shares, respectively, of Valhi common stock.  Pursuant to Delaware law, Valhi treats the shares of Valhi common stock that NL and its wholly owned subsidiary own as treasury stock for voting purposes and for the purposes of this Statement such shares are not deemed outstanding.

Mr. Harold C. Simmons is chairman of the board and chief executive officer of NL and chairman of the board of TIMET, Valhi, VHC, Dixie Rice and Contran.

By virtue of the holding of the offices, the stock ownership and his service as trustee, all as described above, (a) Mr. Simmons may be deemed to control the entities described above and (b) Mr. Simmons and certain of such entities may be deemed to possess indirect beneficial ownership of the Shares that are directly held by NL.  However, Mr. Simmons disclaims such beneficial ownership of the Shares beneficially owned, directly or indirectly, by any of such entities.

Annette C. Simmons is the direct owner of 20,000 Class A Shares, 21,367,875 shares of TIMET common stock, 269,775 shares of NL common stock and 43,400 shares of Valhi common stock.  Mr. Simmons may be deemed to share indirect beneficial ownership of such securities.  He disclaims beneficial ownership of all securities that his spouse holds directly.

Harold C. Simmons is the direct owner of 252,550 Class A Shares, 7,175,239 shares of TIMET common stock, 880,600 shares of NL common stock and 3,383 shares of Valhi common stock.

The Grandchildren’s Trust, of which Harold C. Simmons and Annette C. Simmons are co-trustees and the beneficiaries of which are the grandchildren of Annette C. Simmons, is the direct holder of 36,500 shares of Valhi common stock and 17,432 shares of TIMET common stock.  Mr. Simmons disclaims beneficial ownership of these shares.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is amended as follows.

The total amount of funds Harold C. Simmons used to acquire the Class A Shares he purchased as reported in Item 5(c) was $458,510.53 (including commissions and fees).  He used his personal funds for such purchases.

Item 4.	Purpose of Transaction.

Item 4 is amended as follows.

Mr. Simmons purchased the Class A Shares reported in Item 5(c) in order to increase his equity interest in the Company.

Depending upon their evaluation of the Company’s business and prospects, and upon future developments (including, but not limited to, performance of the Class A Shares in the market, availability of funds, alternative uses of funds, and money, stock market and general economic conditions), any of the Reporting Persons or other entities that may be deemed to be affiliated with Contran may from time to time purchase Shares, and any of the Reporting Persons or other entities that may be deemed to be affiliated with Contran may from time to time dispose of all or a portion of the Shares held by such person, or cease buying or selling Shares.  Any such additional purchases or sales of Shares may be in open market or privately negotiated transactions or otherwise.

The information included in Item 2 of this Statement is hereby incorporated herein by reference.  As described under Item 2 of this Statement, Harold C. Simmons may be deemed to control the Company.

Item 5.	Interest in Securities of the Issuer.

Item 5 is amended as follows.

(a)           NL, Harold C. Simmons and Annette C. Simmons are the direct beneficial owners of 755,004, 252,550, and 20,000 Class A Shares, respectively.  NL also directly holds 10,000,000 Class B Shares.

By virtue of the relationships described under Item 2 of this Statement:

(1)           NL, TFMC, TIMET, Valhi, VHC, Dixie Rice, Contran, the CMRT and the Foundation may each be deemed to be the beneficial owner of the 755,004 Class A Shares (approximately 32.0% of the Outstanding Class A Shares) and 10,000,000 Class B Shares (approximately 87.0% of the combined voting power, and 98.4% of the voting power for the election of directors, of all classes of voting stock of the Company) that NL holds directly; and

(2)           Harold C. Simmons may be deemed to be the beneficial owner of the 1,027,554 Class A Shares (approximately 43.5% of the Outstanding Class A Shares) and 10,000,000 Class B Shares (approximately 89.2% of the combined voting power, and 98.7% of the voting power for the election of directors, of all classes of voting stock of the Company) that NL, he and his spouse hold directly.

Except to the extent of the 252,550 Class A Shares he holds directly, Harold C. Simmons disclaims beneficial ownership of all Shares.

The Reporting Persons understand, based on ownership filings with the SEC or upon information provided by the persons listed on Schedule B to Amendment No. 19 to this Statement, that such persons may be deemed to own beneficially the Class A Shares as indicated on Schedule C to this Statement.

(b)           By virtue of the relationships described in Item 2 of this Statement:

(1)           NL, TFMC, TIMET, Valhi, VHC, Dixie Rice, Contran, the CMRT and the Foundation may each be deemed to share the power to vote and direct the disposition of the 755,004 Class A Shares (approximately 32.0% of the Outstanding Class A Shares) and 10,000,000 Class B Shares (approximately 87.0% of the combined voting power, and 98.4% of the voting power for the election of directors, of all classes of voting stock of the Company) that NL holds directly;

(2)           Harold C. Simmons may be deemed to share the power to vote and direct the disposition of the 775,004 Class A Shares (approximately 32.8% of the Outstanding Class A Shares) and 10,000,000 Class B Shares (approximately 87.2% of the combined voting power, and 98.5% of the voting power for the election of directors, of all classes of voting stock of the Company) that NL and his spouse hold directly; and

(3)           Harold C. Simmons may be deemed to have the sole power to vote and direct the disposition of the 252,550 Class A Shares (approximately 10.7% of the Outstanding Class A Shares) that he directly holds.

(c)           The table below sets forth transactions in the Class A Shares by the Reporting Persons since July 2, 2008, the last date reported under this subsection in Amendment No. 19 to this Schedule.  Harold C. Simmons was the only Reporting Person to have such transactions.  He executed all of such transactions, which were all purchases of Class A Shares, on the New York Stock Exchange.

Date	Number of Shares	Price Per Share ($) (exclusive of commissions)

07/03/08	200	$5.3000
07/03/08	400	$5.3400
07/03/08	100	$5.3600
07/03/08	24	$5.3700
07/03/08	300	$5.3800
07/03/08	100	$5.3900
07/03/08	800	$5.4000
07/03/08	100	$5.4500
07/03/08	100	$5.4800
07/03/08	600	$5.4900
07/03/08	200	$5.5000
07/07/08	400	$5.4700
07/07/08	9,600	$5.5000
07/08/08	100	$5.3400
07/08/08	200	$5.3600
07/08/08	200	$5.3700
07/08/08	500	$5.4000
07/08/08	100	$5.4300
07/08/08	100	$5.4500
07/08/08	100	$5.4600
07/08/08	100	$5.4700
07/08/08	200	$5.4900
07/08/08	3,900	$5.5000
07/09/08	1,000	$5.4600
07/09/08	100	$5.4700
07/09/08	3,773	$5.4800
07/09/08	200	$5.4800
07/09/08	100	$5.4900
07/09/08	200	$5.5000
07/11/08	100	$5.3100
07/11/08	400	$5.3400
07/11/08	100	$5.3499
07/11/08	4,700	$5.3500
07/11/08	200	$5.3599
07/11/08	600	$5.3900
07/11/08	1,900	$5.3999
07/11/08	4,400	$5.4000
07/11/08	4,000	$5.4500
07/11/08	3,600	$5.5000
07/14/08	100	$5.2100
07/14/08	1,300	$5.2600
07/14/08	100	$5.3299
07/14/08	800	$5.3300
07/14/08	200	$5.3600
07/14/08	500	$5.3600
07/14/08	200	$5.3800
07/14/08	2,000	$5.3999
07/14/08	100	$5.4000
07/14/08	300	$5.4100
07/14/08	400	$5.4200
07/14/08	2,000	$5.4299
07/14/08	400	$5.4400
07/14/08	3,100	$5.4500
07/14/08	2,000	$5.4800
07/22/08	400	$5.4400
07/22/08	7,500	$5.4500
07/22/08	900	$5.3500
07/22/08	1,100	$5.4900
07/22/08	2,900	$5.5000
07/22/08	4,000	$5.4000
07/22/08	3,300	$5.4799
07/22/08	500	$5.4525
07/22/08	1,200	$5.4800
07/22/08	200	$5.3600
07/23/08	2,900	$5.4000
07/23/08	1,100	$5.5000
07/23/08	100	$5.4200
07/23/08	100	$5.4700

(d)           NL, Harold C. Simmons and his spouse each has the right to receive and the power to direct the receipt of dividends from, and proceeds from the sale of, the Shares directly held by such entity or person.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is amended as follows.

The information included in Items 3 and 4 of this Statement is hereby incorporated herein by reference.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  July 25, 2008

/s/ Harold C. Simmons
Harold C. Simmons
Signing in the capacities listed on Schedule “A” attached hereto and incorporated herein by reference.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  July 25, 2008

/s/ Steven L. Watson
Steven L. Watson
Signing in the capacities listed on Schedule “A” attached hereto and incorporated herein by reference.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  July 25, 2008

/s/ Gregory M. Swalwell
Gregory M. Swalwell
Signing in the capacity listed on Schedule “A” attached hereto and incorporated herein by reference.

SCHEDULE A

HAROLD C. SIMMONS, in his individual capacity and as trustee of THE COMBINED MASTER RETIREMENT TRUST.

STEVEN L. WATSON, as president, chief executive officer or vice president of each of:

CONTRAN CORPORATION
DIXIE RICE AGRICULTURAL CORPORATION, INC.
HAROLD SIMMONS FOUNDATION, INC.
TITANIUM METALS CORPORATION
VALHI HOLDING COMPANY
VALHI, INC.

GREGORY M. SWALWELL, as vice president of each of:

NL INDUSTRIES, INC.
TIMET FINANCE MANAGEMENT COMPANY

SCHEDULE C

Based upon ownership filings with the Commission or upon information provided by the persons listed on Schedule B to this Statement, such persons may be deemed to personally beneficially own Class A Shares, as outlined below:

Name	Class A Shares Held	Stock Options Held (1)	Total

Thomas E. Barry	-0-	-0-	-0-

James W. Brown	-0-	-0-	-0-

Keith R. Coogan	5,500	-0-	5,500

Norman S. Edelcup	4,000	-0-	4,000

L. Andrew Fleck	-0-	-0-	-0-

Lisa Simmons Epstein	-0-	-0-	-0-

Robert D. Graham	-0-	-0-	-0-

Tim C. Hafer	-0-	-0-	-0-

J. Mark Hollingsworth	-0-	-0-	-0-

Keith A. Johnson	-0-	-0-	-0-

William J. Lindquist	-0-	-0-	-0-

A. Andrew R. Louis	-0-	-0-	-0-

Kelly D. Luttmer	200	-0-	200

Andrew McCollam, Jr.	-0-	-0-	-0-

W. Hayden McIlroy	-0-	-0-	-0-

Cecil H. Moore, Jr.	-0-	-0-	-0-

Tanya M. Murray	-0-	-0-	-0-

Andrew B. Nace	-0-	-0-	-0-

Bobby D. O’Brien	300	-0-	300

Glenn R. Simmons (2)	19,000	6,000	25,000

Harold C. Simmons (3)	272,550	-0-	272,550

Richard A. Smith	-0-	-0-	-0-

Thomas P. Stafford	-0-	-0-	-0-

John A. St. Wrba	-0-	-0-	-0-

Scott E. Sullivan	-0-	-0-	-0-

Gregory M. Swalwell	-0-	-0-	-0-

J. Walter Tucker, Jr.	-0-	-0-	-0-

Steven L. Watson	9,500	6,000	15,500

Terry N. Worrell	-0-	-0-	-0-

Joan L. Yori	-0-	-0-	-0-

Paul J. Zucconi	-0-	-0-	-0-

(1)	Represents Class A Shares issuable pursuant to the exercise within 60 days of the date of this Statement of stock options.

(2)	Includes 500 Class A Shares held directly by Mr. Glenn R. Simmons’ spouse. Mr. Simmons disclaims beneficial ownership of all such Shares.

(3)
Includes 20,000 Class A Shares held directly by Mr. Harold C. Simmons’ spouse.  Does not include other Shares of which Mr. Simmons may be deemed to possess indirect beneficial ownership as described in Items 2 and 5(a) of this Statement.  Except for the 252,550 Class A Shares that he holds directly, Mr. Simmons disclaims beneficial ownership of all Shares.